51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
September 22, 2023 and September 27, 2023
Item 3   News Release
The news release dated September 27, 2023 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company provided a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
The Company announced that, due to the untimely passing of the Company’s CFO at the time, on August 30, 2023 the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its interim financial statements, accompanying management’s discussion and analysis and required certifications for the three and six-month periods ended June 30, 2023 (the “Interim Filings”) on or before the prescribed filing deadline of August 29, 2023 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on August 29, 2023 and the MCTO was issued by the BCSC on August 30, 2023. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Interim Filings to be filed on or before October 30, 2023.  The Company anticipates that the Interim Filings will be filed on or before October 27, 2023.
The Company is in the process of completing the consolidation of its financial statements.  There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Interim Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Interim Filings.
The Company also announced that at the Company’s annual general and special shareholder’s meeting held on September 22, 2023, the shareholders approved the Company’s Equity Incentive plan (the “Plan”).  The board of directors approved the Plan on August 28, 2023, subject to regulatory and shareholder approval.

The Plan is a “rolling” stock option plan for stock options, whereby the aggregate number of common shares (the “Shares”) reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted, and a fixed plan of 5,436,230 common shares for performance-based awards of restricted share units, performance share units and deferred share units.
A copy of the Plan was appended to the Company’s management information circular dated August 23, 2023, and is available under the Company’s profile on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Andrew Schutte, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
October 3, 2023